SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2019, incorporated by reference herein:

Exhibit

99.1     Release dated August 27, 2019, “TRADING STATEMENT AND OPERATIONAL UPDATE FOR THE YEAR ENDED 30 JUNE 2019.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: August 27, 2019                                          By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number: 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

TRADING STATEMENT AND OPERATIONAL UPDATE FOR THE YEAR ENDED 30 JUNE 2019

In terms of paragraph 3.4(b) of the JSE Limited Listings Requirements, companies are required to publish a trading statement as soon as they are satisfied, with a reasonable degree of certainty, that the financial results for the current reporting period will differ by at least 20% from the financial results of the previous corresponding period.

DRDGOLD is in the process of finalising its results for the year ended 30 June 2019 (“Results”) and shareholders are accordingly advised that the Company has reasonable certainty that it will report:

•          earnings per share of between 11.65 cents and 11.95 cents per share compared to earnings of 1.5 cents per share for the previous corresponding period; and

  headline earnings per share of between 10.73 cents and 11.07 cents per share compared to headline earnings of 1.7 cents per share for the previous corresponding period.

The expected increase in earnings per share and headline earnings per share for the year ended 30 June 2019 compared to the previous corresponding period are due mainly to movements in the following items:

1.      Revenue

Revenue increased by R271.7 million, or 11% to R2,762.1 million (2018: R2,490.4 million).

•          Ergo’s R2,577.5 million contribution to revenue was 3% higher than the previous corresponding period due to the higher average Rand gold price received moderating the impact of 4% lower gold sold; and

  Far West Gold Recoveries (“FWGR”) made its maiden contribution to revenue of R184.6 million, the majority of it from 1 April 2019 when commercial production commenced.

2.      Cost of sales

The increase in revenue was moderated by an increase in cost of sales of R206.2 million, or 9%, to R2,553.9 million (2018: R2,347.7 million). This included:

•          An increase in operating costs of R255.9 million (R112.7 million related to the first year of operations at FWGR and, the remainder is due mostly to inflationary cost increases at Ergo); and

  A credit of R60.0 million (2018: R2.9 million) resulting from a change in estimated environmental rehabilitation, related mostly to Ergo.

3.      Weighted average number of ordinary shares

Earnings and headline earnings per share increased notwithstanding the issuance of 265 million consideration shares to Sibanye Gold Limited trading as Sibanye-Stillwater, on 31 July 2018 in respect of the FWGR acquisition.

All amounts presented in R million unless otherwise indicated	Year ended 30 Jun 2019				Year ended 30 Jun 2018
	Ergo	FWGR	Corporate office and other reconciling items	Total	Total
	Rm	Rm	Rm	Rm	Rm
Revenue	2,577.5	184.6	-	2,762.1	2,490.4
Cost of sales	(2,437.3)	(143.1)	26.5	(2,553.9)	(2,347.7)
Operating (costs)/income	(2,351.5)	(112.7)	25.7	(2,438.5)	(2,182.6)
Depreciation	(142.8)	(25.7)	(0.6)	(169.1)	(168.0)
Change in estimate of environmental rehabilitation recognised in profit or loss	58.6	-	1.4	60.0	2.9
Retrenchment costs	(1.6)	(4.7)	-	(6.3)	-

Gross profit from operating activities	140.2	41.5	26.5	208.2	142.7
Other income	2.2	-	5.7	7.9	-
Administration expenses and other costs	(12.0)	(2.3)	(76.6)	(90.9)	(90.7)
Administration expenses and other costs excluding the increase in Long-Term Incentive liability	-	-	(69.5)	(69.5)	(73.5)
Increase in Long-Term Incentive liability	(12.0)	(2.3)	(7.1)	(21.4)	(17.2)

Results from operating activities	130.4	39.2	(44.4)	125.2	52.0
Finance income	20.8	22.5	15.0	58.3	38.8
Finance expense	(54.3)	(19.6)	(4.5)	(78.4)	(58.4)
Profit before tax	96.9	42.1	(33.9)	105.1	32.4
Income tax	(14.6)	(13.4)	1.4	(26.6)	(25.9)
Profit for the year	82.3	28.7	(32.5)	78.5	6.5

OPERATIONAL PERFORMANCE
Ore milled (000’t)	23,162	1,277	-	24,439	24,281
Yield (g/t)	0.194	0.261	-	0.197	0.193
Gold produced (kg)	4,493	333	-	4,826	4,679
Gold sold (kg)	4,478	305	-	4,783	4,653
Cash operating costs
(R/t)	100	88	-	99	88
(US$/t)	7	6	-	7	6
Cash operating costs
(R/kg)	512,439	313,443	-	499,749	458,866
(US$/oz)	1,124	688	-	1,096	1,118
All-in sustaining costs*
(R/kg)	521,929	450,820	-	524,713	505,622
(US$/oz)	1,145	989	-	1,151	1,258
All-in cost*
(R/kg)	527,646	1,533,443	-	600,941	524,651
(US$/oz)	1,195	3,472	-	1,361	1,298

Sustaining capital expenditure	(15.4)	(6.9)	(0.2)	(22.5)	(81.3)
Non-sustaining capital expenditure	(7.4)	(323.8)	-	(331.2)	(44.7)

Reconciliation of adjusted EBITDA
Results from operating activities				125.2	52.0
Depreciation				169.1	168.0
Increase in Long-Term Incentive liability				21.4	17.2
Change in estimate of environmental rehabilitation recognised in profit or loss				(60.0)	(2.9)
Gain on financial instruments				(2.1)	-
(Gain)/loss on disposal of property, plant and equipment				(5.8)	0.6
Retrenchment costs				6.3	-
Transaction costs				-	9.0
Adjusted EBITDA **				254.1	243.9

Rounding of figures may result in computational discrepancies

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013

** The adjusted earnings before interest, taxes, depreciation and amortisation ("EBITDA") is based on the definitions in DRDGOLD´s revolving credit facility agreements. Adjusted EBITDA is not an IFRS measure and is provided for illustrative purposes only and because of its nature, it may not fairly present the Company´s results of operations

FWGR’s revenue and cost of sales were lower than the forecasted revenue and cost of sales for the six months ended 30 June 2019 included in the circular to shareholders, dated 26 February 2018, due primarily to the date of commencement of commercial production for most Phase 1 assets of 1 April 2019 being three months later than the forecasted date of 1 January 2019 as a result of the effective date of the transaction being three months later than anticipated. All-in sustaining costs per kg were disproportionately impacted by including the unwinding of the environmental rehabilitation provision for 11 months while including gold production/sold mostly for the fourth quarter.

Cash and cash equivalents and borrowings

DRDGOLD ended the financial year with cash and cash equivalents of R279.5 million (2018: R302.1 million) and borrowings of Rnil after R192 million was raised and repaid on the revolving credit facility during the year.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg

27 August 2019

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